

Mail Stop 4561

October 1, 2015

Thomas Tran
Chief Executive Officer
OptiLeaf, Incorporated
3049 Delta Drive
Colorado Springs, CO 80910

> **Re: OptiLeaf, Incorporated**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed September 18, 2015**
> **File No. 333-202003**

Dear Mr. Tran:

We have reviewed your amended registration statement and have the following comment. Where we refer to prior comments we are referring to our letter dated September 15, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Experts, page 33

1.   We note from your response to prior comment 1 that the dismissal of David A. Aronson, CPA, P.A. was not the result of any disagreement and the decision was made by your Board of Directors. Please revise to include a letter from the former accountant filed as Exhibit 16 pursuant to Item 304(a)(3) and Item 601 of Regulation S-K.

You may contact Amanda Kim, Staff Accountant at (202) 551-3241, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions.

If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies and Services

cc: James S. Byrd, Jr., Esq.
        Byrd & Byrd, PL